AB 3/3

SECU[redacted]ISSION

08026403

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 South Jones Boulevard, Suite 130
(No. and Street)

Las Vegas (City) NV (State) 89146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Jirovec 702-220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

1850 North Central Avenue, Suite 400 (Address) Phoenix (City) AZ (State) 85004 (Zip Code)

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DONNA M. STANTON
No. 97-3357-1
My Appointment Expires Sept. 15, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2007 and 2006

CJK SECURITIES, INC.

CJK SECURITIES, INC.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

We have audited the accompanying statements of financial condition of **CJK Securities, Inc.** as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Phoenix, Arizona
February 15, 2008

CJK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and total assets	$ 9,960	$ 17,211
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 100	$ 100
Additional paid-in capital	39,023	39,023
Retained earnings (deficit)	(29,163)	(21,912)
Stockholders' equity	9,960	17,211
Total stockholders' equity	$ 9,960	$ 17,211

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Consulting fees	$ 429,522	$ 383,787
EXPENSES		
Salaries	208,615	115,050
Rent and insurance	25,948	27,465
Payroll taxes and processing fee	19,045	11,814
NASD and other filing fees	13,542	3,835
Consulting fees	10,000	-
Office supplies and other	9,522	7,047
Telephone	9,085	4,900
Legal and professional fees	6,758	12,736
Computer and copier	6,144	5,214
Marketing	3,446	-
Travel	3,271	2,149
Printing	3,261	1,065
Dues, subscriptions and educational fees	2,219	3,026
Postage, overnight delivery	1,717	1,830
Total expenses	322,573	196,131
Net Income	$ 106,949	$ 187,656

CJK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2006	100	$ 100	$ 39,023	$ 37,432	$ 76,555
Add income from operations	-	-	-	187,656	187,656
Less distributions to shareholders	-	-	-	(247,000)	(247,000)
Balance, December 31, 2006	100	100	39,023	(21,912)	17,211
Add income from operations	-	-	-	106,949	106,949
Less distributions to shareholders	-	-	-	(114,200)	(114,200)
Balance, December 31, 2007	100	$ 100	$ 39,023	$ (29,163)	$ 9,960

CJK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Income from operations	$ 106,949	$ 187,656
Increase (decrease) in operating liabilities - accounts payable	-	(63,000)
Net cash provided by operating activities	106,949	124,656
Cash flows from financing activities:		
Distributions paid to stockholders	(114,200)	(247,000)
Net cash (used in) financing activities	(114,200)	(247,000)
Decrease in cash	(7,251)	(122,344)
Cash at beginning of year	17,211	139,555
Cash at end of year	$ 9,960	$ 17,211

See Notes to Financial Statements

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on February 19, 2004 and commenced operations on February 4, 2005.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects. The Company's policy is to limit its capital formation activities to private placements solely with institutional investors.

Cash

The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account.

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirement

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2007 and 2006, the Corporation had net capital of $9,960 and $17,211, respectively, which is in excess of its required net capital of $5,000. The Corporation's aggregate indebtedness to net capital ratio was 0 to 1 in 2007 and 2006.

4. Lease Commitments

The Company operates from 963 square feet of leased space in Phoenix, Arizona, and approximately 225 square feet of space in Las Vegas, Nevada. The space in Las Vegas is occupied on a month-by-month basis at a monthly cost of $575. The monthly lease cost in Phoenix is $1,946 through May 31, 2008, and then $2,086 through May 31, 2009, when the lease expires. Lease expense for the years ended December 31, 2007 and 2006 totaled approximately $25,948 and $17,500 respectively. Future commitments are approximately as follows at December 31, 2007:

2008	**$ 24,300**
2009	**10,400**
	$ 34,700

CJK SECURITIES, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Net capital - stockholders' equity	$ 9,960	$ 17,211
Minimum net capital required	5,000	5,000
Excess net capital over minimum required	$ 4,960	$ 12,211
Net capital - stockholders' equity	$ 9,960	$ 17,211
120% of minimum net capital required	6,000	6,000
Excess net capital over 120% of minimum required	$ 3,960	$ 11,211
Aggregate indebtedness - accounts payable	$ -	$ -
Aggregate indebtedness to net capital	0 to 1	0 to 1

The Corporation is exempt from 15c3-3 pursuant to paragraph (K)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of **CJK Securities, Inc.** (the Corporation), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 15, 2008



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

Rev: 7/2006

EideBailly℠

ARIZONA
Phoenix
602.264.5844

IDAHO
Boise
208.344.7150

IOWA
Dubuque
563.556.1790

MINNESOTA
Madelia
507.642.8882

Mankato
507.387.6031

Minneapolis
952.944.6166

MONTANA
Billings
406.896.2400

NORTH DAKOTA
Bismarck
701.255.1091

Fargo
701.239.8500

OKLAHOMA
Oklahoma City
405.478.3334

Tulsa
918.299.8833

SOUTH DAKOTA
Aberdeen
605.225.8783

Sioux Falls
605.339.1999

END

www.eidebailly.com